Exhibit (a)(1)(i)
ACP Strategic Opportunities Fund II, LLC
1235 Westlakes Drive, Suite 130
Berwyn, PA  19312
(610) 993-9999 x1000

ACP Strategic Opportunities Fund II, LLC
Offer to Purchase for Cash
Up to 25% of the ACP Strategic Opportunities Fund’s Issued and Outstanding Units of Beneficial Interest at Net Asset Value

All requests to have Units repurchased must be RECEIVED by Pinnacle Fund Administration in proper form no later than
12:00 midnight Eastern Time on November 1, 2007
unless the Offer to Purchase is extended

October 1, 2007

Dear Investor:

This notice is to inform you about the Fund’s offer to repurchase up to twenty-five percent (25%) of the outstanding shares of beneficial interest (“Units”) of ACP Strategic Opportunities Fund II, LLC (the “Fund”) pursuant to tenders by its investors (“Investors”).  If you desire to tender all or a portion of your Units in the Fund, you must do so by 12:00 midnight Eastern time on November 1, 2007, unless extended (the “Expiration Date”), upon the terms and conditions contained in the Offer to Purchase and Letter of Transmittal, which as amended or supplemented from time to time constitute the repurchase offer (the “Repurchase Offer”).  (As used in this Repurchase Offer, the term “Interest” or “Units,” as the context requires, refers to the beneficial Units of the Fund.)  Investors are subject to a minimum one-year “lock-up” period after their initial investment during which time the Investor is not able to participate in any repurchase offer by the Fund.  Consequently, Investors will not be able to participate in the Repurchase Offer if their Units are subject to the “lock-up” time period.

The Repurchase Offer is intended to provide Investors with a source of liquidity for their Units, as Units of the Fund are not redeemable daily for cash nor are they traded on a stock exchange.  Investors can offer all or a portion of their Units for repurchase only during one of the Fund’s repurchase offers.  IF YOU ARE NOT INTERESTED IN SELLING ANY OF YOUR UNITS AT THIS TIME, YOU DO NOT HAVE TO DO ANYTHING AND CAN DISREGARD THIS NOTICE.  We will contact you prior to the next repurchase offer.

The repurchase price (“Repurchase Price”) is an amount equal to the net asset value of the Units as of the close of the regular trading session of the New York Stock Exchange on December 31, 2007 (the “Net Asset Value Determination Date”).  An Investor may expect to receive the Repurchase Price for every Interest tendered and accepted, in cash, without interest. Investors should realize that the value of the Units tendered in this Repurchase Offer likely will change between November 1, 2007 and December 31, 2007 (the date when the value of the Units tendered for repurchase will be determined). Investors tendering their Units should also note that they will remain Investors in the Fund, with respect to their Units tendered and accepted for purchase by the Fund, throughDecember 31, 2007. Any tendering Investors that wish to obtain the estimated net asset value of their Units should contact the Investment Manager, Ascendant Capital Partners, LP at the number provided below, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (New York time)

If you wish to sell all or a portion of your Units during this tender period, you can do so in one of the following ways:

1.
If your Units are held in your own name (please refer to your account statement), you can complete the attached Letter of Transmittal and return it to the Fund’s transfer agent, Pinnacle Fund Administration, together with any required signature guarantees and any other documents required by the Letter of Transmittal, by the Expiration Date (12:00 midnight Eastern Time on November 1, 2007 unless extended).

2.
If your Units are held for you by a financial intermediary such as a broker, dealer, commercial bank, trust company, retirement plan trustee or other nominee (collectively, “Financial Intermediary”), you should contact your Financial Intermediary to tender such Units.  The Financial Intermediary may charge a transaction fee for processing your repurchase request.

The Fund’s Board of Directors unanimously approved the Repurchase Offer.  However, neither the Fund nor the Board of Directors makes any recommendation to any Investor as to whether to participate in the Repurchase Offer.  Investors are urged to evaluate carefully all information in the Offer to Purchase and Letter of Transmittal, consult their own financial and tax advisors and make their own decision whether or not to tender Units for redemption.  If you have any questions, contact your financial advisor or you can call Ascendant Capital Partners, LP at (610) 993-9999 x1000.

Sincerely,

ACP Strategic Opportunities Fund II, LLC